SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Columbia Sportswear Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

198516 10 6

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 198516 10 6	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Sarah A. Bany
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,678,480
	6	SHARED VOTING POWER 10,833
	7	SOLE DISPOSITIVE POWER 1,678,480
	8	SHARED DISPOSITIVE POWER 10,833
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,689,313
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON* IN

Page 2 of 6 Pages

Item 1.	Issuer

(a)	The name of the Issuer is Columbia Sportswear Company.

(b)	The Issuer’s principal executive offices are located at 14375 NW Science Park Drive, Portland, Oregon 97229.

Item 2.	Reporting Person and Security

(a)	This Statement is filed by Ms. Sarah A. Bany, an individual.

(b)	Ms. Bany’s business address is 14375 NW Science Park Drive, Portland, Oregon 97229.

(c)	Ms. Bany is a citizen of the United States of America.

(d)	This Statement relates to shares of Common Stock of Columbia Sportswear Company.

(e)	The CUSIP number assigned to the Common Stock of the Issuer is 198516 10 6.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act,

(b) ☐	Bank as defined in Section 3(a)(6) of the Act,

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act,

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940,

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h) ☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act,

Page 3 of 6 Pages

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

(j) ☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),

(k) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership.

(a)	Under the rules and regulations of the Securities and Exchange Commission, Ms. Bany may be deemed to be the beneficial owner of a total of 1,689,313 shares of Issuer Common Stock. This amount includes (i) 298,319 shares held in two grantor retained annuity trusts for which Ms. Bany is trustee and income beneficiary, (ii) 50,346 shares which are subject to options currently exercisable or exercisable within 60 days of December 31, 2010; (iii) 424,331 shares held by DSRA, LLC; and (iv) 10,833 shares held by the Marie Lamfrom Charitable Foundation, for which Ms. Bany is a trustee. The ownership of DSRA, LLC is allocated as follows: Ms. Bany 5%, Ms. Bany’s spouse 5%, and the remaining 90% is owned by a family trust, for which Ms. Bany’s spouse is the trustee. Pursuant to Rule 13d-4, this filing shall not be construed as an admission that Ms. Bany is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the securities identified in clause (iv) of this paragraph.

(b)	Ms. Bany’s beneficial ownership of Issuer Common Stock represented approximately 5.00% of the Issuer’s 33,683,320 issued and outstanding shares of common stock as of December 31, 2010.

(c)	(i) Of the total amount of shares beneficially owned by Ms. Bany, Ms. Bany has sole power to vote or direct the vote of 1,678,480 shares.

(ii) Of the total amount of shares beneficially owned by Ms. Bany, Ms. Bany has shared power to vote or direct the vote of 10,833 shares.

(iii) Of the total amount of shares beneficially owned by Ms. Bany, Ms. Bany has sole power to dispose or direct the disposition of 1,678,480 shares.

(iv) Of the total amount of shares beneficially owned by Ms. Bany, Ms. Bany has shared power to dispose or direct the disposition of 10,833 shares.

Page 4 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

/s/ Sarah A. Bany
Sarah A. Bany

Page 6 of 6 Pages